Exhibit 99.1

Vision Marine Technologies Secures Over US$11.7 Million Through At-the-Market Offering to
Accelerate Growth and Strategic Acquisitions

BOISBRIAND, QC / ACCESSWIRE / January 10, 2025 / Vision Marine Technologies Inc. ("Vision Marine") (NASDAQ:VMAR), a leader in electric marine propulsion systems, is pleased to announce the successful completion of an at-the-market ("ATM") offering, raising gross proceeds of approximately US$11.75 million and net proceeds of approximately US$11.2 million. We intend to use the net proceeds from the offering for general corporate purposes, including strategic acquisitions aimed at expanding our market presence and enhancing our technological capabilities.

Following the completion of today's ATM executions, the total number of common shares issued and outstanding will be 5,522,029, and Vision Marine will have approximately US$7.1 million of cash available.

This capital infusion positions Vision Marine to capitalize on the growing demand for sustainable boating solutions. By leveraging these funds, we aim to accelerate our growth trajectory and solidify our leadership in the electric marine propulsion sector.

"The successful completion of this ATM offering underscores investor confidence in our vision and strategy," said Alexandre Mongeon, CEO of Vision Marine. "We are committed to utilizing these resources to drive innovation, pursue strategic acquisitions, and deliver exceptional value to our shareholders and customers."

The ATM offering was conducted under an ATM sales agreement entered into with Think Equity on October 17, 2024, allowing the company to sell shares at prevailing market prices.

Vision Marine remains dedicated to advancing sustainable boating technologies and is excited about the opportunities this capital raise will unlock for future growth and innovation.

About Vision Marine Technologies inc.

Vision Marine Technologies, Inc. (NASDAQ:VMAR) is transforming the marine industry with its revolutionary E-Motion™ outboard powertrain system. Combining advanced battery technology, high-efficiency motors, proprietary software, and innovative assembly techniques, Vision Marine is driving the shift to sustainable, electric-powered recreational boating.

Forward-Looking Statement

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks, uncertainties, and other factors that may cause actual results to differ materially. For a detailed discussion of these risks, refer to Vision Marine's Annual Report on Form 20-F for the year ended August 31, 2024, and other periodic filings with the SEC. Vision Marine does not undertake any obligation to update or revise forward-looking statements other than as required by law.

Investor Relations and Company Contact

Bruce Nurse

303-919-2913

bn@v-mti.com

Website: visionmarinetechnologies.com

Twitter: @marine_vision

Facebook: @VisionMarineTechnologies

Instagram: @visionmarine.technologies

YouTube: @VisionMarineTechnologies